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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                              SCHEDULE 13G
                             (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)
                          (Amendment No. ______)*

                          Digi International Inc.
                              (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                 253798102
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                              (CUSIP Number)

                                 8/31/2005
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 253798102                 	13G       	 PAGE  2   OF  5  PAGES

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Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

                             Munder Capital Management
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]

        (See Instructions)                                   (b) [ ]
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  3     SEC Use Only

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  4     Citizenship or Place of Organization
                                  State of Delaware
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    Number of
                           5       Sole Voting Power
      Shares
                                   2,497,821
                           -----------------------------------------------------
   Beneficially     	   6       Shared Voting Power
                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each 			   2,518,260
                           -----------------------------------------------------
     Reporting      	   8       Shared Dispositive Power

    Person With                    0
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        2,518,260
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]
       (See Instructions)
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 11     Percent of Class Represented by Amount in Row (9)
        11.1%
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 12     Type of Reporting Person (See Instructions)
        IA
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CUSIP NO. 253798102              13G       	  PAGE  3   OF  5  PAGES

Item 1.

	(a)	Name of Issuer:

		Digi International Inc.

	(b)	Address of Issuer's Principal Executive Offices:

		11001 Bren Road East
		Minnetonka, Minnesota 55343

Item 2.
	(a)	Name of Person Filing:

		Munder Capital Management ("Munder")

	(b)	Address of Principal Business Office:

		Munder Capital Center
		480 Pierce Street
		Birmingham, MI  48009

	(c)	Citizenship:

		Munder is a general partnership formed under the laws of the State of Delaware

	(d)	Title of Class of Securities:

		Common Stock

	(e)	CUSIP Number:

		253798102

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or
                13d-2(b), check whether the person filing is a:

/X/	(e)	an investment adviser in accordance with Rule13d-1 (b)(1)(ii)(E)

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CUSIP NO. 253798102                13G       	   	 PAGE  4  OF  5  PAGES

Item 4.		Ownership

	(a)	Amount Beneficially Owned:

		2,518,260 shares (the "Common Stock")

	(b)	Percent of Class

		11.1%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote:

				2,497,821

		(ii)	shared power to vote or direct the vote:

				0

		(iii)	sole power to dispose or to direct the disposition of:

				2,518,260

		(iv)	shared power to dispose or direct the disposition of:

				0

Item 5.		Ownership of Five Percent or Less of a Class

		Not Applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person

		While Munder is the beneficial owner of the shares of Common Stock of the Company, Munder is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock. No such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

Item 7.		Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on by the Parent Holding Company

		Not Applicable.

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CUSIP NO. 253798102                  13G       	   	 PAGE  5  OF  5  PAGES


Item 8.		Identification and Classification of Members of the Group

		Not Applicable.


Item 9.		Notice of Dissolution of Group

		Not Applicable.


Item 10.	Certification

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						MUNDER CAPITAL MANAGEMENT,
						a Delaware general partnership


						By:	/s/ Mary Ann C. Shumaker

Dated:      9/9/2005                            Its:	Associate General Counsel